GENPREX, INC.

1601 Trinity Street, Suite 3.312.09

Austin, TX 78712

July 1, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attn:	Abby Adams
Joe McCann

Re:	Genprex, Inc.
Registration Statement on Form S-3
Filed June 12, 2020
File No. 333-239134

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Genprex, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 26, 2020 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Registration Statement on Form S-3

Description of Capital Stock

Certificate of Incorporation and Bylaws, page 17

1. We refer to Exhibit 4.12 to your Form 10-K and your October 4, 2019 correspondence to the Staff representing that you would revise your risk factor disclosure in future Annual Reports on Form 10-K, and other applicable future filings, to clarify that the Company's forum selection provision "does not apply" to actions arising under the Securities Act or the Exchange Act. We note; however, that the risk factor disclosure in your most recent Form 10-K, which is incorporated by reference into this Form S-3, does not contain a definitive statement concerning applicability but rather indicates a belief that the provision "may not apply." Accordingly, please revise your Form S-3, and future filings, as applicable, to clarify that the forum provision does not apply to such actions, or advise.

RESPONSE:	The Registration Statement has been revised to clarify that the forum provision does not apply to actions arising under the Securities Act or the Exchange Act.

Sincerely,

Genprex, Inc.

/s/ J. Rodney Varner
By: J. Rodney Varner
Title: Chief Executive Officer